



CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933

For the month of January, 2002

BANCOLOMBIA S.A.
(Translation of Registrant's name into English)

Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.)

[BANCOLOMBIA LOGO]
NIT.890.903.938-8

Medellín, January 21, 2002 VSG-0024

Ladies and Gentlemen
Colombia Stock Exchange
Attention: Dr. Augusto Acosta Torres
Bogotá

Reference: 001007	Bancolombia
025	Assembly Reports
01	Presentation
	With annex

In accordance with Resolution 0932 of December 21, 2001, and External Circular No. 007 of December 10, 2001, of the Superintendency of Securities, please be informed that the Bank's Board of Directors, at its meeting of January 21, 2002, ordered to call the Ordinary General Shareholders Meeting to be held on February 21, 2002, at 10:00 a.m., in the Intercontinental Hotel of Medellín, Colombia.

Likewise, the Board of Directors approved the following proposition regarding distribution of profits to be submitted for consideration by the Assembly:

Gross Income		$109,464,706,366.52
Tax Appropriations	$19,341,246,512.00	
Net Income (unconsolidated)		$ 90,123,459,854.52
Value to be withdrawn from the reserve constituted in the previous fiscal year for future distributions of dividends		$ 15,045,451,339.84

In order to pay a dividend to 398,259,608 ordinary shares and 178,435,787 shares with preferential dividends and without voting rights, underwritten and paid through December 31, 2001, with a ratio of $84 per share, payable as follows: $21 per share and trimester, payable from

the first working day of each calendar trimester (April 1, July 2, October 1, January 2, 2002)		$48,442,413,180.00
Reserve ordered by edict 2336 of 1995, resulting from the valuation of investments at market prices	$ 1,734,896,875.52	
Temporary Reserve at the disposal of the Assembly for future distributions of dividends	$45,979,255,153.39	
For the Statutory Reserve Fund	$ 9,012,345,985.45	
Equal Sums	$105,168,911,194.36	$105,168,911,194.36

Sincerely,

[Signature]
LEONARDO URIBE CORREA
Vice President Secretary General



NIT. 890.903.938-8

Medellín, 21 de enero de 2002 VSG-0024

Señores
BOLSA DE VALORES DE COLOMBIA
Att. Dr. Augusto Acosta Torres
Bogotá

Referencia:	001007	Bancolombia
	025	Informes Asamblea
	01	Presentación
		Con anexo

De conformidad con lo dispuesto en la Resolución 0932 de 21 de diciembre de 2001 y la Circular Externa No. 007 del 10 de diciembre de 2001, emanada de la Superintendencia de Valores, me permito informarles que la Junta Directiva del Banco, en su reunión del 21 de enero de 2002, ordenó la convocatoria a la Asamblea General Ordinaria de Accionistas para el día 21 de febrero de 2002, a las 10:00 a.m., en el Hotel Intercontinental de Medellín.

Así mismo, la Junta Directiva decidió someter a la aprobación de los accionistas la siguiente proposición sobre distribución de utilidades:

Utilidad bruta		$109.464.706.366.52
Apropiaciones para impuestos	$19.341.246.512.00	
Utilidad Liquida		$ 90.123.459.854.52
Valor a retirar de la reserva constituida En el ejercicio anterior para futuros repartos de dividendos		$ 15.045.451.339.84

Para pagar un dividendo correspondiente a 398.259.608 acciones ordinarias y 178.435.787 acciones con dividendo preferencial y sin derecho a voto, suscritas y pagadas a 31 de diciembre de 2001, a razón de $84 por acción,

pagaderos así: $21 por cada acción y trimestre, a partir del primer día hábil de cada trimestre calendario (1° de abril, 2 de julio, 1° de octubre, 2 de enero de 2002)	$48.442.413.180.00	
Reserva ordenada por el decreto 2336 de 1995 proveniente del resultado de la valoración de inversiones a precios de mercado	$ 1.734.896.875.52	
Reserva ocasional a disposición de la Asamblea para futuros repartos de Dividendos	$45.979.255.153.39	
Para el Fondo de Reserva Legal	$ 9.012.345.985,45	
Sumas Iguales	$105.168.911.194.36	$105.168.911.194.36

Atentamente,



LEONARDO URIBE CORREA
Vicepresidente Secretario General

 BANCOLOMBIA

BANCOLOMBIA S.A. - ORDINARY GENERAL SHAREHOLDERS MEETING

Medellín, January 23, 2002

Please be informed that the Bank's Board of Directors ordered to call the Ordinary General Shareholders Meeting to be held on February 21, 2002 at 10:00 a.m., in the Intercontinental Hotel of Medellín, Colombia.

The Board of Directors approved, during its ordinary meeting on January 21, 2002, the following proposition to be submitted for consideration by the Assembly:

Proposition for the Distribution of Profits:

Net Income (unconsolidated):	$ 90.123.459.854.52
In order to pay a dividend to 398,259,608 ordinary shares and 178,435,787 shares with preferential dividends and without voting rights, underwritten and paid through December 31, 2001, with a ratio of $21/share and trimester, payable from the first working day of each calendar trimester of the year.	$48.442.413.180.00

BANCOLOMBIA will release its consolidated financial results for the quarter and year ended December 31, 2001 the week following the Ordinary General Shareholders Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: January 25, 2002

By /s/ Jaime Alberto Velásquez B.
Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance